UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)


                               CIRRUS LOGIC, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   172755100
                                 (CUSIP Number)

                       Alfred Teo, Alpha Industries, Inc.
                     Page & Schuyler Avenues, P. O. Box 808
                              Lyndhurst, NJ 07071
                                 (201) 933-6000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 12, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
___________.

Check the following box if a fee is being paid with the statement _______________. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON
         SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Alfred S. Teo and Annie Teo, Joint Tenants with Rights of
of Survivorship
Alfred Teo:  SSN:  ###-##-####
Annie Teo:   SSN:  ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /x/
                                                                 (b) /_/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS         ________
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:  6,560,600 shares

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  6,560,600 shares

10.      SHARED DISPOSITIVE POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         6,560,600 shares

12.      CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* ________

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.88%

14.      TYPE OF REPORTING PERSON*:  IN

1.       NAME OF REPORTING PERSON
         SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Alpha Industries, Inc. Retirement Plan dated January 1, 1984
Alfred Teo, Trustee
IRS I.D. #22-2408251

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /x/
                                                                 (b) /_/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         00 - Trust Funds

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS         _______
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:  23,500 shares

8.       SHARED VOTING POWER

9.       SOLE DISPOSITIVE POWER:  23,500 shares

10.      SHARED DISPOSITIVE POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         23,500 shares

12.      CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* __________

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .04%

14.      TYPE OF REPORTING PERSON*:  00 - Trust

1.       NAME OF REPORTING PERSON
         SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Alpha Technologies, Inc.
IRS I.D. #22-301576

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /x/
                                                                 (b) /_/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS         _______
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:  15,600 shares

8.       SHARED VOTING POWER

9.       SOLE DISPOSITIVE POWER:  15,600 shares

10.      SHARED DISPOSITIVE POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         15,600 shares

12.      CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* __________

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .02%

14.      TYPE OF REPORTING PERSON*:  CO

1.       NAME OF REPORTING PERSON
         SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Lambda Financial Service Corp.
IRS I.D. #22-2899749

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /x/
                                                                 (b) /_/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS         _______
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  New Jersey, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:  30,000 shares

8.       SHARED VOTING POWER

9.       SOLE DISPOSITIVE POWER:  30,000 shares

10.      SHARED DISPOSITIVE POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         30,000 shares

12.      CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* __________

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .05%

14.      TYPE OF REPORTING PERSON*:  CO

SCHEDULE 13D

CUSIP NO. 172755100

Item 1.  Security and Issuer

No Par Value Common Stock

Cirrus Logic, Inc.

Michael L. Hackworth, Chairman of the Board, President, CEO
3100 West Warren Avenue
Fremont, CA   94538-6423


ITEM 2.  IDENTITY AND BACKGROUND

I.       ALFRED TEO AND ANNIE TEO, JOINT TENANTS WITH RIGHTS OF SURVIVORSHIP

(a)  Alfred Teo and Annie Teo, husband and wife

(b)  Residence: 783 West Shore Drive, Kinnelon, NJ 07405

(c) Annie Teo is a homemaker and interior decorator, being the Director, President and Treasurer of TUK Associates, Inc. of Kinnelon, New Jersey. Annie Teo is also a Building Manager. Alfred Teo is engaged in the manufacture and distribution of plastics and plastic products. Both Annie Teo and Alfred Teo have interests in various partnerships and other entities holding title to real property. Alfred Teo holds the below described offices in the following corporations, all of which are manufacturers and distributors of plastics and plastic products:

Chairman, President and Director:
Sigma Extruding Corp.
Page & Schuyler Avenues, Lyndhurst, New Jersey 07071

Chairman, President and Director:
Omega Extruding Corp. of California
9614 Lucas Ranch Road, Rancho Cucamonga, California 91730

Chairman, President and Director:
Omega Plastic Corp.
Page & Schuyler Avenues, Lyndhurst, New Jersey 07071

Chairman, President and Director:
Beta Plastics Corp.
120 Amor Avenue, Carlstadt, New Jersey 07072

Chairman, Executive Vice President, Secretary and Director:
Delta Plastics Holding Corp. (a Delaware Corporation)
560 Ferry Street, Newark, New Jersey 07105

Chairman, Executive Vice President, Secretary and Director:
Delta Plastics Corporation (a New Jersey Corporation)
560 Ferry Street, Newark, New Jersey 07105

Chairman, Executive Vice President, Secretary and Director:
Delta Plastics Corporation (a Massachusetts Corporation)
560 Ferry Street, Newark, New Jersey 07105

Chairman, Executive Vice President, Secretary and Director:
Delta Plastics Corporation (a Georgia Corporation)
560 Ferry Street, Newark, New Jersey 07105

Chairman, Executive Vice President, Secretary and Director:
Delta Plastics Corp. of Illinois
1650 East 95th Street, Chicago, Illinois 60617

Chairman, Executive Vice President, Secretary and Director:
Delta Plastics Corp. of North Carolina
1206 Traywick Road, Marshville, North Carolina 28103

Chairman, Chief Executive Officer, Vice President, Treasurer and Director:
Alpha Industries, Inc.
Page & Schuyler Avenues, Lyndhurst, New Jersey 07071

Chairman, Co-Chief Executive Officer, Treasurer, Secretary and Director:
Zeta Consumer Products Corp.
Macomb, Illinois

Alfred Teo also holds the offices of President, Treasurer and Chairman of the Board of Directors of Lambda Financial Service Corp., Page & Schuyler Avenues, Lyndhurst, New Jersey. This corporation is in the business of financial services.

Alfred Teo also holds the offices of  Secretary,  Treasurer  and Chairman of the
Board  of  Directors  of  Alpha   Technologies,   Inc.,  88  Centennial  Avenue,
Piscataway, New Jersey. This corporation is a computer network company.

Alfred Teo also holds the offices of President and Director of Red Line Express Corp., Page & Schuyler Avenues, Lyndhurst, New Jersey. This corporation is in the business of intra-state and inter-state trucking.

Alfred Teo also holds the offices of Secretary, Treasurer and Chairman of the Board of Directors of Discount Packaging Corp., 50 Grafton Avenue, Newark, New Jersey 07104. This corporation is in the packaging business.

Alfred Teo also holds the offices of Chairman, President and Director of M & E Packaging Corp., Page & Schuyler Avenues, Lyndhurst, New Jersey 07071. This corporation is in the packaging business.

Alfred Teo also holds the offices of Chairman of the Board, Secretary and Director of Fidelity Service Corp., Page & Schuyler Avenue, Lyndhurst, New Jersey 07071. This corporation is in the warehousing business.

Alfred Teo also holds the office of Secretary, Chairman of the Board of Directors and Director of Hillman's, The Eye Care Company, Inc., 125 Route 46 West, Totowa, New Jersey 07512. This corporation is in the eye care business.

Alfred Teo also holds office of Chairman of the Board of Directors and Chief Executive Officer of Tucker Housewares Corp., 150 Clove Road, Little Falls, New Jersey.

Alfred Teo also holds office of Chairman of the Board of Directors and Chief Executive Officer of Essex Plastics Corp., Pompano Beach, Florida.

Alfred Teo is a member of the Board of Directors of Fleet Bank, N.A., 1 Exchange Place, Jersey City, New Jersey.

Alfred Teo is a member of the Board of Directors of American Banknote Corporation, 200 Park Avenue, 49th Floor, New York, NY 10166.

Alfred Teo is a member of Board of Trustees of St. Joseph's Hospital Foundation, 703 Main Street, Paterson, New Jersey.

Alfred Teo is a member of the Board of Trustees of Stevens Institute of Technology, Castle Point on Hudson, Hoboken, New Jersey

(d) During the last five (5) years, neither Alfred Teo nor Annie Teo have been convicted in a criminal proceeding.

(e) During the last five (5) years, neither Alfred Teo nor Annie Teo have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Alfred Teo and Annie Teo are United States citizens.

II.      ALPHA INDUSTRIES, INC. RETIREMENT PLAN

(a) Alpha Industries, Inc. Retirement Plan dated January 1, 1984, Alfred Teo, Trustee

(b) Place of Organization: Page & Schuyler Avenues, Lyndhurst, New Jersey 07071

(c) Principal business: Trust

(d) During the last five (5) years, Alfred Teo has not been convicted in a criminal proceeding.

(e) During the last five (5) years, Alfred Teo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Alfred Teo is a U.S. citizen.



III.     ALPHA TECHNOLOGIES, INC.

(a) Alpha Technologies, Inc., a corporation of the State of New Jersey

(b) Business Address: 88 Centennial Avenue, Piscataway, New Jersey

(c) Principal business: computer consulting and sales.

(d) During the last five (5) years, the corporation has not been convicted in a criminal proceeding.

(e) During the last five (5) years, the corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable


IV.      LAMBDA FINANCIAL SERVICE CORP.

(a) Lambda Financial Service Corp., a corporation of the State of New Jersey

(b) Place of Organization: Page & Schuyler Avenues, Lyndhurst, New Jersey 07071

(c) Principal business: financial services

(d) During the last five (5) years, the corporation has not been convicted in a criminal proceeding.

(e) During the last five (5) years, the corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.


(V)      M.A.A.A. TRUST FBO MARK, ANDREW, ALAN AND ALFRED TEO, JR.

On April 18, 1998, Annie Teo ceased to be a trustee of the Trust and Alfred Teo ceased to have investment powers with respect to the Trust. Accordingly, the filing persons disclaim beneficial ownership of shares of the Issuer held by the Trust.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used by Alfred Teo and Annie Teo in making the purchases was personal funds. The source of funds used by Alpha Industries, Inc. Retirement Plan was trust funds. The source of funds used by Alpha Technologies, Inc. and Lambda Financial Service Corp. was corporate funds. The aggregate amount of funds used in making the purchases including brokerage commissions and other costs of execution through the close of business on June 11, 1998 was approximately:

Alfred Teo and Annie Teo,
Joint Tenants with Rights
of Survivorship                             $100,613,798.12

Alpha Industries, Inc.
 Retirement Plan                            $    272,812.50

Alpha Technologies, Inc.                    $    394,986.70

Lambda Financial Service Corp.              $    337,031.25


Total:                                      $101,618,628.57


ITEM 4.   PURPOSE OF TRANSACTION

The acquisition of the securities of the issuer was made for the purpose of investment.

(a) The reporting persons may acquire additional securities of the issuer or dispose of securities of the issuer from time to time, provided that Alfred and Annie Teo will not (and have advised the issuer they will not) for a period of two years after Mr. Teo's election increase their shareholdings above 13% of the issued and outstanding shares of the issuer or form, join or in any way participate in a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934;

(b) The  reporting  persons have no plans or proposals  which relate to or would
result  in  an   extraordinary   corporate   transaction,   such  as  a  merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) The reporting persons have no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) The reporting persons have no plans or proposals which relate to or would result in any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that the issuer has nominated Alfred Teo for election to the Board of Directors at the Annual Shareholders Meeting to be held on July 21, 1998. Alfred Teo has also agreed to vote as in his capacity as a shareholder in favor of the nominees for director proposed by the issuer (see Item 6);

(e) The reporting persons have no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

(f) The reporting persons have no plans or proposals which relate to or would result in any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) The reporting persons have no plans or proposals which relate to or would result in any changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) The reporting persons have no plans or proposals which relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

(i) The reporting persons have no plans or proposals which relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) The reporting persons have no plans or proposals which relate to or would result in any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on June 11, 1998, the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 is as follows:

                                    Number            Percentage
Name                                of Shares         of Class

Alfred Teo and Annie Teo,
Joint Tenants with Rights
of Survivorship                     6,560,600           9.88%

Alpha Industries, Inc.
Retirement Plan                        23,500           0.04%

Alpha Technologies, Inc.               15,600           0.02%

Lambda Financial Service Corp.         30,000           0.04%
                                       ------           -----

Total                               6,629,700           9.99%

Note: Percentage of Class is based on 67,012,000 shares believed to be outstanding as of June 12, 1998.

(b)
1. Alfred Teo and Annie Teo hold the shares listed next to their names in paragraph (a) above as "joint tenants with rights of survivorship" and, as such, jointly share the power to vote or direct the vote, dispose of or direct the disposition of their shares.

2. Alfred Teo is the Trustee of the Alpha Industries, Inc. Retirement Plan dated January 1, 1984, and therefore has sole power to vote or direct the vote, dispose of or direct the disposition of the shares of the issuer held by this Retirement Plan.

3. Alfred Teo holds a 50% interest in Alpha Technologies, Inc. and may participate in voting or directing the vote, disposing of or directing the disposition of the shares of the issuer held by this corporation, but he does not control the power to vote, direct the vote, dispose of or direct the disposition of the shares of the issuer held by this corporation.

4. Alfred Teo hold the controlling interest in Lambda Financial Service Corp. and therefore has sole power to vote or direct the vote, dispose of or direct the disposition of the shares of the issuer held by this corporation.

5. On April 18, 1998, Annie Teo ceased to be a trustee, and Alfred Teo ceased to have authorization to trade securities of, the M.A.A.A. Trust. The reporting persons therefore disclaim any beneficial interest in 500,000 shares previously reported as being beneficially owned by such trust.

(c Transactions in the class of securities reported that were effected in the last sixty (60) days, or since the most recent filing of an Amendment to this
Schedule 13D, are shown on Exhibit A attached hereto.

(d) Where an interest relates to more than five (5%) percent of the class, persons having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities are the same persons identified in paragraph (b) above.

(e) Not applicable


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies. However, Alfred Teo and Annie Teo have advised the issuer that if Mr. Teo is elected to the Board of Directors, Mr. Teo and his spouse will for a term of two years after Mr. Teo's election as a director not to increase their shareholdings and those of their affiliates above 13% of the issuer's issued and outstanding shares. They have also stated that, in the election of directors, they intend to vote their shares of the issuer in favor of the Governance Committee's nominees to the Board; not to directly or indirectly participate in any solicitation of proxies other than as recommended by the Board with respect to voting shares of the issuer; not to form, join or in any way participate in a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 with respect to any voting securities of the issuer; and not to otherwise act alone or in concert with others to seek control of the issuer. The issuer has signed no agreement with Mr. Teo or any other reporting person with respect to the foregoing matters, but the Board of Directors of the issuer has nominated Mr. Teo for election as a director at the Annual Shareholders Meeting to be held on July 21, 1998.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f)) and no written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3;
(2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other mater as disclosed in
Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy except as disclosed in Item 6.

STATEMENT PURSUANT TO RULE 13(d)-4

The undersigned reporting persons hereby declare that the filing of this statement shall not be construed as an admission that one or more of such reporting persons is(are), for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner or owners of any of the securities covered by this statement.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Alfred Teo, Individually
Dated:  June 15, 1998

/s/ Annie Teo, Individually
Dated:  June 15, 1998

/s/ Alfred Teo, Trustee of the Alpha Industries, Inc.
Retirement Plan
Dated:  June 15, 1998

/s/ Alfred Teo, Chairman of the
Board of Directors of Alpha Technologies, Inc.
Dated:  June 15, 1998

/s/ Alfred Teo, Chairman of the
Board of Directors of Lambda Financial Service Corp.
Dated:  June 15, 1998

EXHIBIT A

The following purchases were made during the past sixty (60) days or since the most recent filing of an amendment to this Schedule 13D.

A/C:  ALFRED S. TEO & ANNIE TEO JT. TEN

DATE      TRANS           QUANTITY   TRD PRC     AMT/PRIN

4/16/98   BUY              5000.00   10.125      59628.00
4/17/98   BUY              9500.00    9.938      95733.80
4/23/98   BUY             30000.00   10.990     329691.00
4/27/98   BUY            100000.00   10.500    1050000.00
4/28/98   BUY            100000.00   10.604    1060430.00
4/29/98   BUY             50000.00   10.563     528128.00
4/30/98   BUY             50000.00   10.500     525003.00
5/6/98    BUY             23500.00   11.218     263626.00
5/8/98    BUY             20000.00   10.865     217315.00
5/12/98   BUY             15000.00   11.063     166940.50
5/15/98   BUY             15000.00   11.000     165003.00
5/21/98   BUY              7000.00   10.750      75253.00
5/22/98   BUY             50000.00   10.735     536753.00
5/26/98   BUY             50000.00   10.563     528128.00
5/27/98   BUY             50000.00   10.319     515973.00
5/28/98   BUY             70000.00   10.250     717503.00
6/1/98    BUY             50000.00    9.750     487503.00
6/11/98   BUY             50000.00    9.000     446850.00

A/C:     ALPHA INDUSTRIES RETIREMENT PLAN

DATE      TRANS  LOT/ID    QUANTITY    TRD PRC   AMT/PRIN

No transaction within the last 60 days.

A/C:     ALPHA TECHNOLOGIES, INC.

DATE      TRANS  LOT/ID    QUANTITY    TRD PRC   AMT/PRIN

No transaction within the last 60 days.

A/C:     LAMBDA FINANCIAL SERVICE CORP.

DATE      TRANS  LOT/ID    QUANTITY    TRD PRC   AMT/PRIN

No transaction within the last 60 days.